UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

TradeUP Acquisition Corp.

(Name of Issuer)

Common stock, $0.0001 par value

(Title of Class of Securities)

89268A107

(CUSIP Number)

July 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	89268A107

1	Names of Reporting Persons
TradeUP Acquisition Sponsor LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,145,760
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,145,760

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,145,760
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
19.45%
12	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G

CUSIP No.	89268A107

1	Names of Reporting Persons
Jianwei Li
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,145,760
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,145,760

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,145,760
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
19.45%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer:

TradeUP Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

437 Madison Avenue 27th Floor

New York, New York 10022

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are:

(1)	TradeUP Acquisition Sponsor LLC

(2)	Jianwei Li

Jianwei Li is the manager of TradeUP Acquisition Sponsor LLC.

(b)	Address of Principal Business Office or, if None, Residence:

c/o TradeUP Acquisition Corp., 437 Madison Avenue 27th Floor, New York, New York 10022

(c)	Citizenship:

(1)	TradeUP Acquisition Sponsor LLC is a Delaware company.

(2)	Jianwei Li - China

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP No.: 89268A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

TradeUP Acquisition Sponsor LLC beneficially owns 1,135,440 shares of Common Stock directly held by it.

Jianwei Li may be deemed to beneficially own 1,135,440 shares of Common Stock held by TradeUP Acquisition Sponsor LLC.

(b)	Percent of Class:

TradeUP Acquisition Sponsor LLC beneficially owns 19.45%* of issued and outstanding shares of Common Stock of the Issuer directly held by it.

Jianwei Li may be deemed to beneficially own 19.45%* of issued and outstanding shares of Common Stock of the Issuer held by TradeUP Acquisition Sponsor LLC.

*The percentage is based on the information as reported in the Issuer’s Registration Statement (File No. 333- 253322) declared effective by the Securities and Exchange Commission (the “SEC”) on July 14, 2021 and Form 8-K filed by the Issuer on July 22, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: TradeUP Acquisition Sponsor LLC – 1,145,760 Jianwei Li – 1,145,760

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: TradeUP Acquisition Sponsor LLC – 1,145,760 Jianwei Li – 1,145,760

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes and the following certification:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

TradeUP Acquisition Sponsor LLC

By:	/s/ Jianwei Li
Name:	Jianwei Li
Title:	Manager

/s/ Jianwei Li
Name:	Jianwei Li